This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position, and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2002 for additional details regarding risks affecting the business.

Overview

Our core businesses showed revenue growth in the first quarter of fiscal 2003 that was in line with our expectations. Much of the overall growth in revenue and operating income of these businesses was attributed to sales in our analytical instruments and research services businesses. Year over year reported growth in consolidated revenues and operating income was 5% and 23%, respectively. Basic and diluted earnings per share, which includes the impact of MDS Proteomics, grew 31% to $0.17. The growth in operating income resulted in basic earnings per share from our core Health and Life Sciences segments of $0.24 compared to $0.19 last year, an increase of 26%.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary of First Quarter Consolidated Results	2003	2002	Change
Revenues	$ 440	$ 418	5%
Operating income	$ 49	$ 40	23%
Basic and diluted earnings per share	$ 0.17	$ 0.13	31%

Items that have an impact on the comparability of earnings per share for the quarter are summarized below:

	2003	2002
Earnings per share from core businesses	$ 0.24	$ 0.19
Impact of MDS Proteomics	(0.07)	(0.06)
Basic and diluted earnings per share	$ 0.17	$ 0.13

Segment Results

First Quarter		2003			2002	
	Revenues	Operating Income (loss)	Operating Margin	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	263	47	18%	240	42	18%
Health	177	12	7%	177	11	6%
Core businesses	440	59	13%	417	53	13%
Proteomics	—	(10)	n/m	1	(13)	n/m
	440	49	11%	418	40	10%

Life Sciences

Review of operations—Revenues from Life Sciences businesses in the quarter were:

	2003	2002	Change
Isotopes	78	78	—
Analytical instruments	65	46	41%
Pharmaceutical research services	120	116	3%
Total	263	240	10%

Life Sciences revenues grew to $263 million, an increase of 10% compared to the first quarter of last year. Analytical instruments and pharmaceutical research services were the main contributors to the growth in Life Sciences. Nuclear medicine revenues grew by 6%; however, this was offset by declines in revenues in other isotopes businesses. Operating income from Life Sciences businesses grew by 12% while margins remained level compared to the first quarter of 2002.

Analytical instruments continue to show exceptional growth, increasing revenues by 41% compared to the same period last year. Sales of our high-end mass spectrometers continue to increase from levels reported last year. Sales of API 4000 remain robust. We are also pleased with the sales performance of our QSTAR™ and ELAN models, and of our new Q TRAP™ model which was introduced part way through fiscal 2002.

Pharmaceutical research services revenues increased by 3% from the same quarter last year. This increase was mainly attributed to continued growth in our early clinical research business. A 7% increase in Phase I to Phase III revenues was partially offset by a decline in revenues in pharmacology and toxicology services. Our first quarter often shows slower activity during the holiday season; however, we expect revenue growth to reflect industry averages for the balance of the year. We also expect to gradually fill capacity in our newly expanded preclinical facility over the balance of the year.

Compared to the first quarter of last year, revenues from nuclear medicine increased by 6%; however, this was offset by a decline in Oncology Software Solutions revenues that resulted from the sale of our high-dose-rate brachytherapy business last year. Subsequent to the end of the quarter, on February 11, 2003, we announced the sale of the Oncology Software Solutions business. This industry has undergone substantial consolidation since we made our first investment in the area in 1998, and we do not feel that we have sufficient size in this market to compete effectively. We have retained the therapy systems businesses that relate to cobalt-based treatment systems.

The issuance of US Medicare billing codes has resulted in sales growth of Zevalin during the quarter compared to the same period last year. Sales of Zevalin have been growing since the issuance of the billing codes and as the product gains acceptance in the market.

The operating margin for Life Sciences was equal to the same period last year. Strong sales in our high-margin mass spectrometry business continue as a prime driver of our Life Sciences margins.

Capital expenditures—Purchases of capital assets amounted to $19 million for the quarter compared to $22 million last year. Spending for the current year was partially offset by a recovery realized, related to cost overruns on the MAPLE facility. Other significant items of spending included progress on our Kanata, Ontario radiopharmaceutical manufacturing facility and our new Vancouver, British Columbia cyclotron, both located in Canada. Ongoing investment to complete our MAPLE facility is also included in the total. The Vancouver cyclotron was officially opened on January 30 of this year and is expected to begin commercial production during the second quarter of 2003.

Segment outlook—The Life Sciences segment continues to be the fuel that drives the overall growth of MDS. Sales of our mass spectrometers remain strong. We are well positioned for growth, as is evidenced by continued strong sales of the API 4000 and growing sales of the QSTAR™ and Q TRAP™ models. In addition, we have increased our investment in the development and global commercialization of Signature BioScience Inc.'s unique new microwave spectroscopy instrumentation, which represents an opportunity for us to leverage our capabilities in the analytical instrument field.

New production capacity in nuclear medicine and in preclinical research services positions us well for the balance of the year. We are also beginning to receive increased supply of cobalt, and expect revenues from cobalt to grow modestly beginning next quarter. The MAPLE reactor began low-power commissioning in October and we are hopeful that we will commence commercial production from this facility late this year, subject to continued progress with regulatory requirements.

Health

Review of operations—Revenues from Health businesses in the quarter were:

	2003	2002	Change
Canadian laboratories	98	89	10%
US laboratories	36	33	9%
Diagnostics	134	122	10%
Distribution	43	55	(22%)
Total	177	177	—

Diagnostics revenue growth in Canada reflects the impact of new fee agreements entered into last year and volume growth.

Official negotiations have begun related to fee arrangements in Ontario, and we are pleased with the progress that has been made to date in our discussions with the Ontario Ministry of Health. The current fee agreement expires at the end of March 2003.

Health businesses revenue increased by 7% compared to the same period last year, excluding the impact of MDS Matrx from the 2002 first quarter results.

Health businesses generated an operating margin of 7%, up from the 6% earned in the first quarter of last year. Improved results from Diagnostics and from Source Medical helped us achieve this increase in operating margin. Source Medical revenues are level with last year and the overall drop over the comparative quarter reflects the sale of MDS Matrx in the second quarter of 2002.

Capital expenditures—Purchases of new capital assets by Health businesses totalled $5 million for the quarter compared to $3 million for the first quarter last year.

Segment outlook—With new fee agreements in place, we believe that our Canadian laboratory services businesses are well positioned to deliver reliable cash flow, allowing us to concentrate on growth opportunities in the US. Completion of the agreement with Duke University Health System is proceeding. The new collaborative alliance with ARUP Laboratories, a full-service reference laboratory owned by the University of Utah, is proceeding well, and we hope to see efficiencies as ARUP serves as the primary esoteric reference laboratory for MDS-managed regional laboratories in the United States. We have access to ARUP's marketing resources to work with their hospital and integrated delivery networks to make them aware of MDS's capabilities in helping hospital networks to create core laboratories and build their outreach capabilities.

Proteomics

Review of operations—The operating loss from Proteomics was $10 million for the quarter, including $3 million of depreciation and amortization.

During the quarter, MDS Proteomics announced a five-year agreement with Cephalon Inc., an international biopharmaceutical company. This agreement consisted of a range of initiatives using MDS Proteomics' technologies with the objectives of accelerating the clinical development of and broadening the market opportunities for Cephalon's pipeline of small molecule compounds. MDS Proteomics will receive payments upon the successful achievement of specified milestones and will receive royalties on sales of products resulting from the collaboration. As part of the agreement, Cephalon purchased from MDS Proteomics a US$30 million 5% convertible note due in 2010. The note is convertible into MDS Proteomics' Common shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics sells Common shares at a lower price. Due to the conversion feature of this note, a portion of the note value is reflected in minority interest.

Capital expenditures—MDS Proteomics did not purchase any new capital assets in the first quarter of this year or in the same period last year.

Segment outlook—We are pleased with the announcement this quarter of the research collaboration with Cephalon Inc. We are continuing discussions with other potential customers and partners and expect to enter into other agreements and pilot projects similar to the Cephalon agreement. The funding provided by the Cephalon agreement meets our needs until mid-2004, and we are confident that additional funding agreements can be reached. Nevertheless, this continues to be a difficult market in which to arrange financing, and we are pleased to have completed this agreement.

Corporate

Review of operations—In December, we completed a US$311 million private placement debt issue. The proceeds of this issue were used to repay and cancel two tranches of our existing long-term bank debt and to substantially reduce the outstanding balance on a third tranche. The new issue consists of five separate series of senior unsecured notes payable, bearing fixed interest at rates between 5.15% and 6.19%. The notes have a maximum term of 12 years and repayments of principal begin in 2007. Net interest expense of $5 million was higher this quarter reflecting this new debt.

The tax rate applicable to our core businesses has fallen to 36%, reflecting statutory rate reductions in Canada. However, the effective tax rate for the quarter was 44%, as tax benefits on the loss generated by MDS Proteomics have not been recognized. We expect our core business tax rate to remain stable in fiscal 2004.

Liquidity and capital resources—Net cash on hand at January 31, 2003 was $203 million, up slightly from October 31, 2002. Operating working capital was $119 million, an increase of $18 million from October 2002. The increase is due primarily to increases in certain isotopes inventories. The Company has adequate cash resources to fund its current growth initiatives.

Outlook—Our results have been strong and continue to show a solid performance from MDS Sciex. We expect to see improved revenue performance in pharmaceutical research services and in isotopes during the balance of the year. Order flow for our MDS Sciex instruments remains strong, and we see encouraging signs in revenue backlog in MDS Pharma Services. We continue to build on this momentum, seeking new opportunities and improving and developing technologies that meet the needs of our customers. The advancement of the nuclear medicine business within the isotopes business demonstrates potential for continued growth. We expect this continued growth opportunity to be enhanced once the MAPLE reactors are fully commissioned. While we have experienced the effects of constraints in the supply of cobalt, we expect that these constraints will be relieved in future periods.

In the Health segment, fee agreements have brought stability to our largest Canadian markets, and we are encouraged by the tone of discussion that has taken place thus far in Ontario. In addition, our relationship with Duke University and our new agreement with ARUP Laboratories and the University of Utah position us well to continue developing our offering to US hospitals.

The financial markets have been difficult for biotechnology companies in the past two years. We continue to monitor these markets, both for the impact on our own long-term investments and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments in our books at cost. Many companies have had difficulty raising funds over the past two years, and from time to time it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio is reasonably valued, future financings may lead us to record provisions reducing the carrying value of some of these investments.

Completion of the Cephalon financing has positioned MDS Proteomics to focus once again on its primary business and its research projects. This agreement also demonstrates the value that third parties place on the work that has been done to date by staff of MDS Proteomics and on the leading-edge science that they can gain access to by partnering with MDS.

Recognizing the difficulty faced by many companies in raising funds, we are pleased with the confidence that lenders have placed in our ability to generate cash and in our ability to grow in a measured and sustainable manner. This is evidenced by the successful completion of our US private placement, a financing that enabled us to fully repay bank credit facilities and that was at pricing consistent with rates generally being granted to investment grade companies. These funds position us well and enable us to continue to finance our business initiatives.